Exhibit 23.5

CONSENT OF BAVANANTHAN REDDY

I consent to the inclusion in this annual report on Form 40-F of Anooraq Resources Corporation (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to my name and references to my involvement in the Mineral Resource Estimate for Ga-Phasha Project as at December 31, 2010 and the Mineral Reserve and Resource Estimate for the Bokoni Mine as at December 31, 2010, included in the Company’s Annual Information Form for the year ended December 31, 2010 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010.

Dated this 23rd day of March, 2011.

/S/ BAVANANTHAN REDDY
Bavananthan Reddy